3/10/03

3/10/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03014622

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynch, Jones & Ryan, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay (212)310-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH, D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/21

OATH OR AFFIRMATION

I, John F.Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynch, Jones & Ryan, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LINDA M. CIRAGO
Notary Public, State of New York
No. 01CI4526914
Qualified in Suffolk County
Commission Expires 2/28/2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Lynch, Jones & Ryan, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lynch, Jones & Ryan, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 28, 2003

Lynch, Jones & Ryan, Inc.
(a wholly owned subsidiary of Instinet Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 24,604,852
US Government obligations, at market value	10,810,172
Receivable from broker-dealers	7,487,197
Property and equipment (net of accumulated depreciation of $1,851,069)	182,877
Deferred research service charges	2,869,357
Other assets	532,621
Total assets	$ 46,487,076
Liabilities and Stockholder's Equity	
Accrued research services	$ 24,990,390
Payable to affiliates	2,786,722
Payable to broker-dealers	402,854
Accrued compensation, accrued expenses and other liabilities	3,809,795
Total liabilities	31,989,761
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	6,442,618
Retained earnings	8,053,697
Total stockholder's equity	14,497,315
Total liabilities and stockholder's equity	$ 46,487,076

The accompanying footnotes are an integral part of this financial statement.

1. Nature of Business

Lynch, Jones & Ryan, Inc. (the "Company"), a Delaware corporation, is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Instinet Corporation, which is a wholly owned subsidiary of Instinet Global Holdings, Inc. ("IGHI"), which is a wholly owned subsidiary of Instinet Group Incorporated ("Instinet"), who is ultimately majority owned by Reuters Group PLC ("Reuters"). The Company provides specialized brokerage, research and commission recapture services to pension plan sponsors and money managers.

2. Summary of Significant Accounting Policies

Securities transactions are recorded in the financial statements on a trade date basis.

Property and equipment is stated at cost, net of accumulated depreciation which is generally provided on a straight-line basis over the estimated useful life of the asset or remaining life of the lease, which ever is less.

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of this financial statement.

3. Receivable From and Payable to Brokers-Dealers

Receivables from broker-dealers primarily consist of commission receivable from the Company's clearing brokers including various foreign correspondent brokers. Payable to broker-dealers primarily consists of floor brokerage fees incurred by the Company in the execution of securities transactions.

4. Related Party Transactions

The Company clears all of its securities transactions through an affiliate, Instinet Clearing Services, Inc. ("ICS"), pursuant to a clearing agreement. ICS can charge the company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the market risk cannot be reasonably estimated, the Company is unable to determine the risk of loss as a result of a counterparty's failure. For the year ended December 31, 2002, the Company has not been charged with any losses as a result of a counterparty's failure.

Substantially all employees of the Company participate in the Instinet stock option plan ("Instinet Plan"), which was adopted in February 2000, and amended on September 2, 2000. Instinet applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", SFAS No. 123, "Accounting for Stock-Based Compensation", and related accounting interpretations for the Instinet Plan. All charges related to the Instinet Plan are borne by Instinet. Disclosures required

by SFAS 123, "Accounting for Stock-Based Compensation", are included in the 2002 Form 10-K of Instinet.

Substantially all of the employees participate in a defined contribution pension plan sponsored by Reuters. The Reuters Retirement plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 13% of their annual base salary to the 401(k) Plan and the Company contributes 8.125% of the employees annual bases salary. In January 2003, the Company terminated its participation in the 401(k) Plan and began participating in the newly formed Instinet 401(k) plan. All charges relating the 401(k) Plan are borne by Instinet.

Pursuant to the Stock Purchase Agreement, the Company entered into administrative services and brokerage service agreements with Harborview, LLC ("Harborview"). Under these agreements, the Company provides various administrative and management services to Harborview and in return, Harborview provides brokerage services to the Company. The agreements provide for receipt of the administrative services fee calculated as 3.5% of Harborview's revenue and payment of the brokerage services fee calculated as 105% of Harborview's total fixed costs, as defined.

Pursuant to an operating agreement, Instinet provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business.

The Company transferred all rights and obligations under its leases and subleases and sold its remaining leasehold improvements to Instinet Group Holdings Inc. ("IGHI") at their net book value of $467,121. The Company now occupies other space for which the lease is also held by IGHI.

5. Income Taxes

The Company, together with Instinet and its subsidiaries in the U.S., files a consolidated federal income tax return. The Company pays or recovers from Instinet the taxes it has recorded, which are calculated on a separate Company basis under a tax sharing agreement with Instinet. The Company recognizes deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature and bear interest as current market rates.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000.

The Company has net capital of $7,959,966 at December 31, 2002, which was in excess of the required net capital by $7,709,966. The Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

8. Reserve Requirements

The Company has established a special reserve account for the exclusive benefit of customers, in accordance with an agreement with the National Association of Securities Dealers, Inc. The agreement states that the Company, on a monthly basis, will maintain a balance greater than the balance payable to commission recapture clients. At December 31, 2002, the Company has deposited cash of approximately $13,341,000 and qualified securities of approximately $9,343,000 with a total value equal to approximately $22,684,000.

9. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is exposed to credit risk from third customer securities transactions during the period between the transaction date and the settlement date. This period is typically three business days in the U.S. equities markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for customer receivables. Adverse movements in the prices of these securities can increase credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with money managers and financial institutions located in the United States and Europe. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

10. Subsequent Event

On January 28, 2003, the Board of Directors approved and the Company paid a cash dividend to Instinet in the amount of $2,500,000.